EXHIBIT 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

BetterLife Pharma Inc. (the “Company”)

1275 West 6th Avenue

Suite 300

Vancouver, British Columbia

V6H 1A6

Item 2 Date of Material Change

March 2023

Item 3 News Releases

News release dated March 8, 2023

Item 4 Summary of Material Change

On March 8, 2023, the Company announced that it has priced its previously announced private placement offering (the “Offering”) of units of the Company (“Units”). Pursuant to the Offering, the Company will issue Units at a price of $0.10 per Unit for total minimum aggregate gross proceeds of $1,500,000 and maximum gross proceeds of $5,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share for a period of 60 months from the date of issuance of such Warrant, at an exercise price of $0.15, subject to and in accordance with the terms and conditions of the warrant indenture to be entered into between the Company and Endeavor Trust Corporation (the “Warrant Indenture”).

The Units offered will be offered to purchasers resident in the provinces set forth in the Offering Document (as defined below), pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions and will not be subject to a hold period pursuant to applicable Canadian securities laws.

The Offering will be led by Bloom Burton Securities Inc. (“Bloom Burton”) as lead placement agent and Research Capital Corp. (collectively, the “Agents”) on a best efforts agency basis. In connection with the Offering, the Company will pay the Agents a cash fee equal to 7% of the gross proceeds raised under the Offering and grant the Agents broker warrants of the Company (“Broker Warrants”) equal to 7% of the number of Units issued under the Offering. Each Broker Warrant shall entitle an Agent to purchase one Common Share at a price of $0.10 per Common Share for a period of twenty-four (24) months following the Closing Date. The Broker Warrants will be subject to a four month hold period pursuant to Canadian securities laws.

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There is an amended offering document (the “Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedar.comand on the Company’s website at https://abetterlifepharma.com/. Prospective investors should read this Offering Document before making an investment decision. The Company intends to use the net proceeds for general working capital purposes, as more particularly described in the Offering Document.

The Offering is anticipated to close on or about March 14, 2023, or such later date as the Company and Bloom Burton may determine. The Offering is subject to the Company and the Agents entering into a definitive agency agreement and subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the Canadian Securities Exchange of the listing of the common shares of the Company issuable pursuant to the Offering.

Item 5 Full Description of Material Change

Refer to Item 4 and the news release in Schedule “A”.

Item 6 Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

This Report is not being filed on a confidential basis in reliance on subsection 7.1(2) of National Instrument 51-102.

Item 7 Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8 Executive Officer

Further information can be obtained from Ahmad Doroudian, Chief Executive Officer of the Company, at (604) 221-0595.

Item 9 Date of Report

March 8, 2023

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SCHEDULE “A”

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NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES

BetterLife Announces Pricing of Proposed Offering of Units

VANCOUVER, British Columbia, March 8, 2023 - BetterLife Pharma Inc. (“BetterLife” or the “Company”) (CSE: BETR / OTCQB : BETRF / FRA: NPAU) , an emerging biotech company focused on the development and commercialization of cutting-edge treatments for mental disorders, is pleased to announce that it has priced its previously announced private placement offering (the “Offering”) of units of the Company (“Units”). Pursuant to the Offering, the Company will issue Units at a price of $0.10 per Unit for total minimum aggregate gross proceeds of $1,500,000 and maximum gross proceeds of $5,000,000. Each Unit is comprised of one common share of the Company (a “Common Share”) and one Common Share purchase warrant of the Company (each whole Common Share purchase warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Common Share for a period of 60 months from the date of issuance of such Warrant, at an exercise price of $0.15, subject to and in accordance with the terms and conditions of the warrant indenture to be entered into between the Company and Endeavor Trust Corporation (the “Warrant Indenture”).

The Units offered will be offered to purchasers resident in the provinces set forth in the Offering Document (as defined below), pursuant to the listed issuer financing exemption under Part 5A of National Instrument 45-106 - Prospectus Exemptions and will not be subject to a hold period pursuant to applicable Canadian securities laws.

The Offering will be led by Bloom Burton Securities Inc. (“Bloom Burton”) as lead placement agent and Research Capital Corp. (collectively, the “Agents”) on a best efforts agency basis. In connection with the Offering, the Company  will pay the Agents a cash fee equal to 7% of the gross proceeds raised under the Offering and grant the Agents broker warrants of the Company (“Broker Warrants”) equal to 7% of the number of Units issued under the Offering. Each Broker Warrant shall entitle an Agent to purchase one Common Share at a price of $0.10 per Common Share for a period of twenty-four (24) months following the Closing Date. The Broker Warrants will be subject to a four month hold period pursuant to Canadian securities laws.

There is an amended offering document (the “Offering Document”) related to the Offering that can be accessed under the Company’s profile at www.sedar.com and on the Company’s website at https://abetterlifepharma.com/. Prospective investors should read this Offering Document before making an investment decision. The Company intends to use the net proceeds for general working capital purposes, as more particularly described in the Offering Document.

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The Offering is anticipated to close on or about March 14, 2023, or such later date as the Company and Bloom Burton may determine. The Offering is subject to the Company and the Agents entering into a definitive agency agreement and subject to customary closing conditions including, but not limited to, the receipt of all necessary regulatory and other approvals, including the approval of the Canadian Securities Exchange of the listing of the common shares of the Company issuable pursuant to the Offering.

About BetterLife Pharma

BetterLife Pharma Inc. is an emerging biotechnology company primarily focused on developing and commercializing two compounds, BETR-001 and BETR-002, to treat neuro-psychiatric and neurological disorders.

BETR-001, which is in preclinical and IND-enabling studies, is a non-hallucinogenic and non-controlled LSD derivative in development and it is unique in that it is unregulated and therefore can be self-administered. BetterLife’s synthesis patent for BETR-001 eliminates regulatory hurdles and its pending patent, for composition and method of use, covers treatment of major depressive disorder, anxiety disorder and neuropathic pain and other neuro-psychiatric and neurological disorders.

BETR-002, which is in preclinical and IND-enabling studies, is based on honokiol, the active anxiolytic ingredient of magnolia bark. BetterLife’s pending method of use and formulations patent covers treatment of anxiety related disorders including benzodiazepine dependency.

BetterLife also owns a drug candidate for the treatment of viral infections such as COVID-19 and is in the process of seeking strategic alternatives for further development.

For further information, please visit BetterLife Pharma.

Contact Information

David Melles, Investor Relations Manager

Email: David.Melles@blifepharma.com

Phone: 1-778-887-1928

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Cautionary Note Regarding Forward-Looking Statements

No securities exchange has reviewed nor accepts responsibility for the adequacy or accuracy of the content of this news release. This news release contains forward-looking statements within the meaning of applicable Canadian securities laws regarding the Company and its business, which may include, but are not limited to, statements with respect to the anticipated terms of the Offering, securities offered under the Offering, the timing of the Offering, regulatory and exchange approvals, and the listing of the common shares offered pursuant to the Offering on the Canadian Securities Exchange. Forward-looking statements are often identified by terms such as “will”, “may”, “should”, “anticipate”, “expects” and similar expressions. All statements other than statements of historical fact, included in this release are forward-looking statements that involve risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations include the failure to satisfy the conditions of the relevant securities exchange(s) and other risks detailed from time to time in the filings made by the Company with securities regulations, including without limitation, those listed in the “Risk Factors” section of the Company’s most recent Annual Report on Form 20-F filed on June 17, 2022 under the Company’s profile on SEDAR at www.sedar.com. The reader is cautioned that assumptions used in the preparation of any forward-looking information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, as a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. The reader is cautioned not to place undue reliance on any forward-looking information. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement. The forward-looking statements contained in this news release are made as of the date of this news release and the Company will update or revise publicly any of the included forward-looking statements as expressly required by applicable law.

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